AEM SPA

03 MAR 12 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/070/2003/AG/cg

BY UPS

03007618

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 10, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English regarding the final Agreement signed by Aem S.p.A. and e.Biscom S.p.A. for the Sale & Purchase of the stakes of Aem in Fastweb S.p.A. and of e.Biscom S.p.A. in Metroweb S.p.A.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encl.

dlw 3/28

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

FILE NO. 82-4911

e.Biscom

AEM SPA

AEM and e.Biscom Sign Sale & Purchase Agreement for FastWeb and Metroweb Stakes

Milan, March 10, 2003 -- e.Biscom SpA (Milan's *Nuovo Mercato*: EBI) and AEM SpA (Milan Stock Exchange: AEM) have signed the final agreement for the sale & purchase of the stakes of AEM in FastWeb SpA and of e.Biscom in Metroweb SpA. The agreement was signed by Giuliano Zuccoli, Chairman and Chief Executive Officer of AEM and by e.Biscom CEO Silvio Scaglia. The operation, approved by the Board of Directors of both companies on Feb. 13, will be subject to approval at the e.Biscom extraordinary shareholders' meeting scheduled for April 14, under the established agreement that all of the members of Anphora (which holds more than 50% of e.Biscom voting rights) are in favor of the proposal. AEM, likewise, will submit the proposed sale of its stake in FastWeb and proposed purchase of e.Biscom's stake in Metroweb for approval by its shareholders' at their general meeting scheduled on March 31.

The agreement binds the parties to transfer their respective equity stakes. More specifically, AEM will sell its 30.8% stake in FastWeb to e.Biscom for 277.2 million Euro. At the same time, e.Biscom will sell its 33% stake in Metroweb to AEM for 37.2 million Euro.

e.Biscom will finance the difference of 240 million Euro convertible within three years into 6,750,000 e.Biscom shares, which will be offered first to company shareholders, with the obligation that AEM underwrite any portions not underwritten by the shareholders themselves.

As a result of the above-mentioned operation, the shareholders agreements within e.Biscom and between e.Biscom and AEM will be terminated, therefore making the company fully scalable.

The details of the operation will be made public as soon as the "*Nulla Osta*" permit is obtained from Consob, the Italian stock market regulator, as provided for by the current legal norms and regulations.

For More Information:

Jason M. Jacobs
External Relations
e.Biscom S.p.A.
T: +39 02 4545.4365
jason.jacobs@ebiscom.it

Alessandro Petazzi
Investor Relations
e.Biscom S.p.A.
T: +39 02 4545.4314
alessandro.petazzi@ebiscom.it

Biagio Longo
External Relations
AEM S.p.A.
T: +39 02 7720.3452
biagio.longo@aem.it

Renata Bonfiglio
Investor Relations
AEM S.p.A.
T: +39 02 7720.3879
ir@aem.it